SIMPLICITY ESPORTS AND GAMING COMPANY

7000 W. Palmetto Park Rd., Suite 505

Boca Raton, FL 33433

July 22, 2022

FILING VIA EDGAR

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simplicity Esports and Gaming Company
Request for Withdrawal of Registration Statement on Form S-1
Filed on April 10, 2020, as amended
File No. 333-237634

Ladies and Gentlemen:

Simplicity Esports and Gaming Company, a Delaware corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-237634), and all amendments filed thereto, and all exhibits filed therewith (the “Registration Statement”), be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company is requesting the withdrawal of the Registration Statement because the Company no longer intends to proceed with the offering contemplated therein at this time. The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

Sincerely,

/s/ Roman Franklin
Roman Franklin
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC